                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         FORM 12b-25


               NOTIFICATION OF LATE FILING          SEC File Number

(Check One):
[X] Form 10-K           [ ] Form 11-K            [ ] Form 20-F
[ ] Form 10-Q           [ ] Form N-SAR

    For Period Ended:     December 31, 2000
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                                 LITRONIC INC.
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Full Name of Registrant


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Former Name if Applicable

                             17861 CARTWRIGHT ROAD
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Address of Principal Executive Office (Street and Number)

                                IRVINE, CA 92614
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]        (a)     The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

         [ ]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Litronic Inc. (the "Company") previously reported that the Company and BIZ Interactive Zone, Inc. ("BIZ") had signed a term sheet in February 2001 to merge. The efforts involved in conducting due diligence investigations, completing a definitive Merger Agreement and preparing the preliminary proxy statement in order to obtain approval of the stockholders of the Company as it relates to the merger have required significant management attention and accounting resources which could not be eliminated by the Company without unreasonable effort or expense. For the foregoing reasons, the Company requires additional time to prepare its Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                              SEC 1344 (11/91)

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Roy Luna                      949               851-1085
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                   (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                [X] Yes   [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company issued an earnings press release on April 2, 2001. In that press release the Company indicated that financial results for the fourth quarter and fiscal year ended December 31, 2000 include a non-cash charge of $31.4 million for the impairment of goodwill and other intangible assets recorded in connection with the June 1999 purchase of Pulsar Data Systems, Inc. No similar non-cash impairment charge was made in the corresponding period for the last fiscal year.


                                 LITRONIC, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 3, 2001                            By:     ROY E. LUNA
                                                        CFO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).